Exhibit 99.1

CHC Helicopter Corporation T 709.570.0700 F 709.570.0506 www.chc.ca

CHC expands Repair & Overhaul Business

Thursday, September 23, 2004, St. John’s, Newfoundland, Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) announced today the strategic expansion of its Global Support Division and Repair and Overhaul ("R&O") business through the following:

1.	CHC has entered into an agreement to acquire a majority stake in Aero Turbine Support Ltd. ("ATSL"), based in Langley, B.C.
2.	CHC is creating a new dynamic component R&O Centre as part of its new Global Support Division in Richmond, B.C.

ATSL is an independent, customer service-focused aircraft engine repair & overhaul ("R&O") company servicing General Electric CT58/T58 ("GE") and Pratt & Whitney Canada PT6T ("P&W") turboshaft engines. These engines operate in Sikorsky S-61 and Bell 212/412 aircraft, respectively, as well as in other aircraft. CHC operates approximately 100 of these engines in its worldwide fleet, with an estimated annual R&O value of CDN $9 million. CHC will begin performing this work in-house, and further expand the service to third-party customers, including civilian and military helicopter operators around the world. There will be no contract break costs incurred in repatriating the engine work from CHC’s existing external supplier.

Additionally, CHC will take delivery, in the third quarter, of related tooling and testing equipment in order to provide R&O services for dynamic components in its Sikorsky S-76 and S-61 aircraft, and further provide this service to third-party customers. CHC is pleased to announce the appointment of Mike Druet as Vice-President, Business Development and Marketing for the new Global Support Group, and Jim Campbell as Vice-President, Workshops (Americas). Both individuals have extensive experience in the helicopter support industry.

CHC Chairman and Chief Executive Officer Craig Dobbin said: "CHC is investing in the expansion of the Company. The acquisition and expansion are part of an ongoing strategy to increase our in-house capabilities to better serve our existing customers, and to expand our R&O business to new third-party customers. Our mission is to provide customers with the highest standards of safety and service in the industry, a mission that has been shared by ATSL."

CHC Helicopter Corporation T 709.570.0700 F 709.570.0506 www.chc.ca

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

Aero Turbine Support Ltd. is an independent Canadian company providing comprehensive worldwide CT58/T58 and PT6T gas turbine maintenance support service.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President & Chief Financial Officer 709-570-0567	Chris Flanagan, Director of Communications 604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please e-mail: communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.